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JAMES A. MERCER III	LOS ANGELES
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July 14, 2008	SAN DIEGO

SAN FRANCISCO
VIA EDGAR	BALTIMORE
BOSTON
Mr. Mark P. Shuman, Branch Chief - Legal	WASHINGTON, DC
Ms. Katherine Wray, Staff Attorney	LAS VEGAS
Securities and Exchange Commission	ATLANTA
Division of Corporation Finance	MIAMI
Mail Stop 4561	PITTSBURGH
Washington, D.C. 20549	NEWARK
BOCA RATON
WILMINGTON
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LAKE TAHOE
HO CHI MINH CITY

Re:                             Etelos, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 17, 2008
File No. 333-150746

Dear Mr. Shuman and Ms. Wray:

On behalf of our client, Etelos, Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its comment letter dated July 8, 2008 (the “Comment Letter”) with respect to the above-referenced registration statement (the “Registration Statement”).

We have reproduced below in bold font each of the Staff’s comments set forth in the Comment Letter.  Immediately following each such comment is the Company’s response in regular font.  The Company’s responses in this letter correspond to the numbers placed adjacent to the Staff’s comments in the Comment Letter.  All page references in the Company’s responses are to pages of the clean version of Amendment No. 3 to the Registration Statement (“Amendment No. 3”).  In the Company’s responses, unless the context otherwise requires, the terms “we,” “us,” and “our,” refer to the Company.

We are also sending the following documents to you via Federal Express: (i) three copies of this letter; (ii) three clean copies of Amendment No. 3; and (iii) three copies of Amendment No. 3 marked to show changes from Amendment No. 2 to the Registration Statement filed June 17, 2008.

General

1.                                      Your registration statement covers the resale by a limited number of selling shareholders of a large number of shares relative to the number of shares owned by non-affiliates.  Your offering appears to be an indirect primary offering of equity securities by or on behalf of the registrant.  Because you do not qualify to conduct a primary offering “at the market” under Rule 415(a)(4) of Regulation C, please revise the terms of your offering so that it is within paragraph (a)(1)(i) of Rule 415.  Alternatively, revise to name the selling shareholders as underwriters, provide that all offers and sales will be made at a disclosed fixed price for the duration of the offer, and confirm that resales will be made on a prompt and continuous basis.  If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

RESPONSE:  We respectfully submit that, for the reasons set forth below, the resale of shares of the Company’s common stock by the selling stockholders identified in the Registration Statement is an offering being made “by or on behalf of a person or persons other than the registrant” and that therefore the offering is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

In particular, we believe that, because the shares of common stock sought to be registered are shares underlying securities that were purchased by the selling stockholders in financings that preceded, or were completed simultaneous with, a reverse merger transaction with a shell company, the Company should be permitted to register a number of shares greater than the Commission normally allows in registrations related to other types of PIPE transactions.  We believe that this position is consistent with the guidance provided by David Lynn, Chief Counsel of the Commission’s Division of Corporation Finance, to the effect that the typical reverse merger transaction, where there is an exceedingly small public float and a relatively high multiple of that float sold in a concurrent financing transaction, does not present the same abusive concerns as transactions involving toxic convertibles.

Telephone Interpretation No. 29 of Section D - Securities Act Rule 415 of the Division of Corporate Finance Manual of Publicly Available Telephone Interpretations provides guidance in analyzing whether a purported secondary offering is really a primary offering. Telephone Interpretation No. 29 examines whether selling stockholders are actually “underwriters” selling shares to the public on behalf of the issuer.  According to Telephone Interpretation No. 29, this analysis is a factual one, with consideration given to, among other things, (i) how long the selling stockholders have held the shares, (ii) the circumstances under which they received the shares, (iii) the selling stockholders’ relationship to the issuer, (iv) the amount of shares involved, (v) whether the selling stockholders are in the business of underwriting securities and (vi) whether, under all the circumstances, it appears that the selling stockholders are acting as a conduit for the issuer.  As discussed below, we believe that an analysis of these factors and the facts specific to this transaction supports the conclusion that the selling stockholders are not “underwriters” and the offering is not a primary offering, but rather a secondary offering eligible to be made pursuant to Rule 415(a)(1)(i).

A. How Long the Selling Stockholders Have Held the Shares

The shares of common stock sought to be registered for resale on behalf of the selling stockholders are the shares of common stock underlying the (i) notes (our “September 2007 notes”) we issued in our private placement completed in  September 2007 (our “September 2007 Private Placement”), (ii) debentures (our “January debentures”) and warrants we issued in our private placement completed in January 2008 (our “January 2008 Private Placement”) and (iii) debentures (our “April debentures”) and warrants we issued in our private placement completed in April 2008 (our “April 2008 Private Placement”).  Therefore, the selling stockholders have held the overlying securities(1) for a period ranging from 10 months to three months.

In addition, because of the relatively limited historical trading volume for our common stock, even after the Registration Statement is declared effective, the selling stockholders will continue to bear the risk of investment because it is unlikely that the selling stockholders will be able to sell large amounts of our common stock in the near future.

B. Circumstances under which the Selling Stockholders Received the Shares

As mentioned above, the shares of common stock sought to be registered for resale on behalf of the selling stockholders represent the common stock underlying the overlying securities we sold to the selling stockholders in

(1) For purposes of this letter, the term “overlying securities” refers to, collectively, our September 2007 notes, January debentures (and related warrants) and April debentures (and related warrants).

three different private placements.  The private placements were conducted in reliance on section 4(2) of the Securities Act and/or Rule 506 promulgated thereunder, and the offering was made to accredited investors only.

In connection with the purchase of the overlying securities, each selling stockholder represented that it (i) was acquiring the overlying securities solely for its own account for the purpose of investment and not with a view to or for sale in connection with distribution and (ii) did not have a present intention to sell the overlying securities, nor a present arrangement or intention to effect any distribution of the overlying securities to or through any person or entity. These representations demonstrate that the selling stockholders acquired the overlying securities for investment purposes and not as conduits for the Company.

The investment in the September 2007 Private Placement and the January 2008 Private Placement were made before the Company completed its reverse merger and became a publicly traded company.  The April 2008 Private Placement was completed contemporaneously with the reverse merger.

Furthermore, we received all the proceeds related to the sale of the overlying securities at the time the respective private placements were completed.  We will not receive any additional funds in connection with any resale by the selling stockholders of the common stock underlying the overlying securities, other than proceeds we receive upon the exercise of warrants to the extent the warrants are exercised on a cash-basis.

Finally, we have been advised by each of the selling stockholders that it has not hedged its position in our common stock through short sales. This further demonstrates that the selling stockholders continue to bear the risk of the investment in our securities.

C. The Selling Stockholders’ Relationship to the Company

None of the selling stockholders are or ever were an affiliate of the Company—none have any representation on the Company’s board of directors or the ability to directly or indirectly control the actions of the Company either by contract of management or exercise of voting rights.  Indeed, before August 2007, none of the selling stockholders had any prior relationship with the issuer of the overlying securities (Etelos, Incorporated, a Washington corporation and the predecessor to the Company) or any of its officers or directors.  In addition, none of the selling stockholders have greater access than any other stockholder of the Company to information about the Company, its operations or its financial results.

One of the selling stockholders beneficially owns more than 10.0% of our outstanding common stock.  However, two of our officers and directors, Messrs. Jeffrey L. Garon and Daniel J.A. Kolke, each beneficially own more than 10.0% of our outstanding common stock, and together with our other current officers and directors, as a group they own 24.3% of our outstanding common stock.  In addition, another stockholder of the Company, Mr. Don Morissette, beneficially owns 8,174,020 shares, or 36.1% of our outstanding common stock.  These stockholders, not the selling stockholders, have the ability to control—through voting and management—our policies and procedures.

D. Amount of Shares Involved

The 5,760,741 shares of common stock sought to be registered for resale on behalf of the selling stockholders represents approximately 25.2% of our outstanding common stock. The amount of shares sought to be registered should be viewed in the context in which the overlying securities were issued: in connection with a reverse merger with a shell company.  It is our understanding that the Staff has previously recognized that the typical reverse merger transaction, where there is an exceedingly small public float and a relatively high multiple of that float sold in a concurrent transaction, does not present the same abusive concerns as transactions involving toxic convertibles where convertible securities are issued with floating conversion prices, resulting in a conversion into a multiple (e.g., 2x, 3x,

4x or higher) of the total number of outstanding shares.  It is our further understanding that the Staff has indicated a willingness to view these transactions differently than other PIPE transactions, and the Staff has allowed a greater percentage of shares to be registered as it relates to public float than in other PIPE transactions.

Further, the selling stockholders are two unaffiliated investors.  Based on representations made to the Company prior to the filing of Amendment No. 3:

•                                          none of the selling stockholders have any intention to act in concert;

•                                          none of the selling stockholders have any agreement or understanding with any person to distribute any of the shares sought to be registered; and

•                                          none of the selling stockholders are affiliated, nor do they have any contractual obligation, understanding or arrangement between or among any of them pursuant to which they should be viewed as or deemed to be acting as a group.

For these reasons, the selling stockholders should be viewed as separate investors and not be viewed as or deemed to be a group or acting as a unified block.

E. Whether the Selling Stockholders are in the Business of Underwriting Securities

Based on representations made to the Company by each of the selling stockholders, we believe that the selling stockholders are in the business of making private, long-term investments, not underwriting securities.  None of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer.  Further, in connection with the purchase of the overlying securities, each selling stockholder represented that it (i) was acquiring the overlying securities solely for its own account for the purpose of investment and not with a view to or for sale in connection with distribution and (ii) did not have a present intention to sell the overlying securities, nor a present arrangement or intention to effect any distribution of the overlying securities to or through any person or entity.

F.  Whether, Under All the Circumstances, It Appears that the Selling Stockholders are Acting as a Conduit for the Company

In addition to the factors described above, we believe that the circumstances relating to the Registration Statement provide further support that the selling stockholders are not acting as conduits for the Company.

The Selling Stockholders Will Not Be Purchasing the Underlying Securities at a Discount

First, as illustrated in the tables on pages 46 and 48 of Amendment #3, there was no discount to the market price on the date of the private placement for the conversion or exercise of the overlying securities issued in the private placements.

Second, only the conversion price of our January and April debentures adjusts relative to the price per share of our common stock at the time of conversion.  Neither the exercise price of the warrants nor the conversion price of our September 2007 notes adjusts.

Third, the only instance in which the conversion price of our January and April debentures adjusts is if we elect, in our sole discretion, to make a redemption or interest payment in shares of our common stock.  The conversion price in such instance is to be the lesser of the then conversion price or 85% of the average of the volume weighted average price, or VWAP, per share of our common stock for the 10 consecutive trading days immediately prior to the applicable conversion date.  Our common stock closed at $10.50 on July 11, 2008.

Unless we elect to make a redemption or interest payment in shares of our common stock at a time when the VWAP of our common stock for each of the 10 consecutive trading days immediately before the conversion date is less than $1.35 (which it has not been since May 22, 2008), none of the selling stockholders will receive shares of our common stock at a discount to the market price at the time of the acquisition of the overlying securities.

Absent an Effective Registration Statement, the Selling Stockholders have to Bear the Risk of Owning the Securities for an Indefinite Period of Time

We issued the overlying securities in private placements pursuant to Section 4(2) of the Securities Act.  We negotiated the terms of each of these transactions on an arms-length basis.

Each selling stockholder is an “accredited investor” as that term is defined in Rule 501 of Regulation D under the Securities Act, and each selling stockholder represented to us in writing as such, as well as to its financial sophistication and that it was purchasing the securities for its own account and without a present view toward the public sale or distribution thereof and that it had no intention of selling or distributing the securities in any manner that would result in a violation of the Securities Act.  In addition, each selling stockholder acknowledged that the securities acquired in the various private placements would constitute “restricted securities” under Rule 144.  The selling stockholders also acknowledged that such securities would contain a restrictive legend and that a stop-transfer order could be placed against transfer of the certificates for such securities. Consequently, the selling stockholders will have to bear the risk of owning the securities for an indefinite period of time unless the resale of the securities is registered pursuant to an effective registration statement, or the selling stockholder can resell the shares relying on another applicable exemption from the registration requirements of the Securities Act.

Further, when the overlying securities were issued, and continuing to this day, there is no indication that any of the selling stockholders acquired the securities with the intent of making a distribution of the underlying securities.  Regulation M defines a “distribution” as an offering of securities that differs from normal trading activities for reasons that include special selling efforts and selling methods.  None of the selling stockholders is making any special selling efforts, utilizing any special selling methods or entering into any agreements, understandings or arrangements with any underwriter, broker-dealer or other person with respect to the sale of the shares sought to be registered under the Registration Statement.

Interpretation 3S.(b) in the March 1999 supplement to the Manual of Publicly Available Telephone Interpretations states that the Staff will not object if a company registers the resale of securities purchased in a Section 4(2) exempt sale “if the investor is at market risk at the time of filing of the resale registration statement.”  In contrast to “equity lines” and other similar transactions in which the filing or effectiveness of the registration statement is a condition to the investors’ obligation to close the transaction, all of the private placements are complete and the selling stockholders’ investment decision was not conditioned on the filing or effectiveness of a registration statement.  To the contrary, each selling stockholder paid for the securities purchased in the three private placements in full, in cash at the close of each respective private placement.  Indeed, the selling stockholders have been at risk since purchasing the securities from the Company in the private placements, and the September 2007 private placement and January private placement were completed when the Company was privately held.  The selling stockholders will continue to be at risk unless the resale of the shares is registered pursuant to an effective registration statement, or the selling stockholder can resell the shares relying on another applicable exemption from the registration requirements of the Securities Act.

* * * * *

On the basis of the foregoing, we respectfully request that the Staff concur in our view that the resale of shares of the Company’s common stock by the selling stockholders identified in the Registration Statement is an offering being made “by or on behalf of a person or persons other than the registrant” and that therefore the offering can be made on a shelf basis under Rule 415(a)(1)(i).

Selling Stockholders

Relationships with Selling Shareholders, page 25

2.                                      We refer to prior comments 6 and 9 from our letter of June 3, 2008, relating to prior securities transactions or other arrangements between the company and the selling shareholders or their affiliates. In this regard, we note that you disclose that registrant engaged in transactions with the selling shareholders in March 2005, November 2005, and February 2006, but you do not provide any additional information with respect to these transactions.  Please provide the information requested by prior comments 6 and 9, or tell us why doing so would not be informative to investors.  We note in this regard the following disclosure on page 25:  “All outstanding shares of common stock of Tripath Technology, Inc., were eliminated in a Chapter 11 Bankruptcy Proceeding in the United States Bankruptcy Court for the Northern District of California . . . .”  Please explain more specifically when and how the bankruptcy proceeding affected the securities holdings and rights of the selling shareholders with respect to securities acquired in the transactions that took place in March 2005, November 2005, and February 2006.

RESPONSE:  We respectfully submit that providing the information requested by prior comments 6 and 9 with respect to the transactions that took place in March 2005, November 2005, and February 2006 would not be informative to investors.  The March 2005, November 2005, and February 2006 transactions were effected between the selling stockholders and Tripath Technology, Inc. (“Tripath”).  Etelos, Incorporated merged with and into Tripath, a shell company, pursuant to a plan of merger and reorganization approved by the United States Bankruptcy Court for the Northern District of California in connection with Tripath’s Chapter 11 bankruptcy proceeding.  Immediately following the merger, in accordance with the bankruptcy court’s order, all of the securities that were issued by Tripath to the selling stockholders in the transactions that took place in March 2005, November 2005, and February 2006 were eliminated and the selling stockholders have no rights with respect to such securities.  We revised the Registration Statement to reflect the foregoing.  Please see page 25 of Amendment No. 3.

3.                                      We note your statement on the top of page 25 that, to your knowledge, none of the selling stockholders is a registered broker-dealer or an affiliate of a broker-dealer.  It is inappropriate to qualify this representation by the knowledge of the company.  Accordingly, please state in an unqualified manner whether any of the selling stockholders is a registered broker-dealer or an affiliate thereof.

RESPONSE:  We revised the Registration Statement to reflect the Staff’s comment.  Please see page 25 of Amendment No. 3.

Management’s Discussion and Analysis

Recent Financings, page 45

4.                                      Please revise the table on the top of page 45 to include interest payments and liquidated damages paid and payable by the company in connection with the convertible note transactions, as requested in comment 2 from our letter of June 3, 2008; and adjust the “Net proceeds” entries in the table accordingly.  With respect to interest payments, we note that your filing already contains separate tables setting forth the principal and interest payments the company is required to make in connection with the unregistered issuance; however, the interest payments should also be included in the table on the top of page 45, so that they are taken into account in the dollar amounts set forth as “Net proceeds” for each of the transactions at issue.

RESPONSE:  We revised the Registration Statement to reflect the Staff’s comment.  Please see page 45 of Amendment No. 3.

5.                                      We note the following statements on page 47 with respect to repayment of the convertible debentures issued in January and April 2008:

•                  “With respect to our January and April debentures, we have the option of making payments through cash or shares of our common stock, provided that we have met certain equity conditions, including having an effective registration statement that covers the resale of the shares of common stock,” and

•                  “If we are unable to pay the principal and interest in cash, we will make the payments in our common stock pursuant to the terms of the agreements.”

These statements suggest that having a resale registration statement in effect is the only significant condition that must be met in order for the company to have the option to make payments through shares.  It appears from the form debentures for the January 2008 and April 2008 financings, however, that among the other equity conditions required to be met in order for the company to have the option of making principal and interest payments through shares is that the daily dollar trading volume for the company’s common stock must have exceeded $250,000 per day for 20 consecutive trading days prior to the applicable interest payment date.  It appears further from the website for the OTC bulletin board at www.otcbb.com that the trading volume for the company’s common stock has been less than $100,000 per day each day beginning May 1, 2008, through the present.  Please advise how you believe the company will meet the trading volume requirement in the future, or revise your filing to remove the suggestion that if the company has a resale registration statement in effect, it will have the option of making payments through shares.  In addition, briefly discuss any other conditions to making payments in kind that may prove difficult to achieve, such as the trading volume requirement referenced above.

RESPONSE:  We revised the Registration Statement to remove the suggestion that if we have a resale registration statement in effect, we will have the option of making payments through shares.  In addition, we amended the Registration Statement to discuss the trading volume requirement referenced above, which is the only other equity condition to making payments in kind that we believe may prove difficult to achieve.  Please see page 47 of Amendment No. 3.  In addition, we made similar revisions on pages 3,17,27 and 43 of Amendment No. 3.

6.                                      In addition, please revise your disclosure in this section to address the repercussions to the company and its shareholders in the event that you are unable to make all payments, whether in cash or stock, on the convertible notes issued in September 2007 and the convertible debentures issued in January 2008 and April 2008.

RESPONSE:  We revised the Registration Statement to reflect the Staff’s comment.  Please see page 47 of Amendment No. 3.  In addition, we made similar revisions on pages 27 and 44 of Amendment No. 3.

*        *        *

The Company would very much appreciate the Staff’s prompt review of this response. Should you have any follow-up questions, please call me at (619) 744-2209.

Sincerely,

/s/ James A. Mercer III

James A. Mercer III, Esq.

cc: Jeffrey L. Garon